April 11, 2018

Valerie J. Lithotomos Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Frank Funds – File Nos. 333-223618

Dear Ms. Lithotomos:

On March 13, 2018 Frank Funds (the "Registrant”), filed Form N-14 in association with the proposed reorganization of the Quaker Event Arbitrage Fund into the Camelot Event Driven Fund, a series of the Registrant.  On April 5, 2018, you provided oral comments to the Form N-14 to Craig Foster.  He responded to those comments, as authorized by and on behalf of the Registrant, on April 9, 2018.  On April 11, 2018, you provided further oral comments to the revised Form N-14 to Susan Kim. Please find below responses to those comments.  Please note that capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form N-14.

Comment 1.  With respect to the Board’s considerations in approving the Reorganization, why did the Board consider the comparative performance of the Existing Fund not to be a significant factor?  It would appear that the poor performance of the Existing Fund, as well as its shrinking asset base, should have been considered significant factors.

Response.  While the Existing Fund’s Board did review the comparative performance, it concluded that the comparative performance was not considered a significant factor because the Fund employs an alternative investment strategy that does not try to correlate to the broad market and an index such as the S&P 500.

Because Form N-1A requires the Fund to compare its performance to a broad based securities index, the Fund used the S&P 500.  However, from management’s perspective, there is no broad based securities index that is well correlated to the Fund’s alternative investment strategy.  The Fund tried to identify a secondary benchmark but has been unable to identify one that is publicly available and/or does not charge a substantial licensing fee for use.  Accordingly, the Board focused more on the Fund’s absolute performance, and its volatility as compared to the S&P 500, when evaluating the Fund’s performance.

Comment 2.  In response to our Comment #3 made on April 5, 2018, you revised the answer to the Q&A section question “Will the advisory fee and my expenses remain the same?”.  Please clarify what happens if the waiver changes during the recoupment period.

April 9, 2018 Page 2

Response.  The answer to this Q&A has been revised as follows:

With respect to the New Fund, any waiver or reimbursement by CEDA is subject to repayment by the Fund within the three years following date of such waiver or reimbursement, if the Fund is able to make the repayment without exceeding the lesser of the current expense limitation or the limitation in place at the time of the repayment and the repayment is approved by the Board of Trustees of Frank Funds.

Comment 3.  With respect to Footnote 2 under “Annual Fund Operating Expenses”, please address what happens if the waiver changes during the recoupment period.

Response.  Footnote 2 has been revised in its entirety to read as follows:

CEDA has contractually agreed to waive fees and/or reimburse expenses of the New Fund to the extent necessary to limit total annual fund operating expenses (excluding any front-end or contingent deferred loads, taxes, all interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees, 12b-1 fees and expenses, and extraordinary expenses such as litigation) at 1.74%, until at least April 30, 2019. Any waiver or reimbursement by CEDA is subject to repayment by the Fund within the three years following date of such waiver or reimbursement, if the Fund is able to make the repayment without exceeding the lesser of the current expense limitation or the limitation in place at the time of the repayment and the repayment is approved by the Board of Trustees of Frank Funds.

Comment 4.  Please explain why the Registrant believes that the cybersecurity risk does not apply.

Response.  Registrant does not believe that cybersecurity is an investment risk and, therefore, has not included it in the Risks section.  Rather, the Registrant considers this to be a macro condition that is a pervasive challenge in modern economies.  To that end, cybersecurity is discussed in the Fund’s Prospectus under its own standalone sub-section entitled “Cybersecurity” beginning on page 14.

If you have any questions or additional comments, please call Susan Kim at (614) 469-3261 or Craig Foster at (614) 469-3280.

Very truly yours,

 /s/  Susan Kim

Susan Kim